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Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

FOIA Confidential Treatment Request

The entity requesting confidential treatment is:

NIQ Global Intelligence Limited

200 West Jackson Boulevard

Chicago, IL 60606

Attention: John Blenke, Chief Legal Officer

May 30, 2025

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Marion Graham

Jan Woo

Lisa Etheredge

Robert Littlepage

Re:   NIQ Global Intelligence Limited

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted on April 10, 2025

CIK No. 0002054696

Ladies and Gentlemen:

On behalf of our client, NIQ Global Intelligence Limited (the “Company”), we hereby confidentially submit to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (the “Second Amended Draft Registration Statement”) to the above-referenced amended draft registration statement (the “Amended Draft Registration Statement”). The Second Amended Draft Registration Statement reflects revisions to the Amended Draft Registration Statement made in response to the comment letter addressed to the Company dated May 2, 2025 from the staff of the Commission (the “Staff”), as well as certain other updated information, including the addition of the Company’s unaudited financial statements for the quarter ended March 31, 2025 and related disclosures.

For reference purposes, the comments contained in the Staff’s letter dated May 2, 2025 are reproduced below in bold and the corresponding responses are shown below the comments. Unless otherwise defined below, terms defined in the Second Amended Draft Registration Statement and used below shall have the meanings given to them in the Second Amended Draft Registration Statement.

Division of Corporation Finance

Securities and Exchange Commission

May 30, 2025

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 2

1.

We note your disclosure about the 18.9% increase in revenue from 2023 to 2024. To provide greater context for investors, please disclose the extent to which this increase was attributable to the acquisition of GfK. Additionally, please revise to clarify that the 6.2% increase in your Organic Constant Currency Revenue Growth Rate is based upon 2023 pro forma revenues rather than the $3.3 billion in 2023 GAAP revenues referenced. Please make similar revisions on page 74.

Response to Comment 1:

In response to the Staff’s comment, the Company has added disclosure clarifying the amount of the increase attributable to the acquisition of GfK on pages 2 and 76 of the Second Amended Draft Registration Statement. The Company has also clarified on pages 2 and 76 that the 6.2% increase in Organic Constant Currency Revenue Growth, Including GfK is based on pro forma revenues.

Management’s Discussion and Analysis – Key Performance Metrics, page 75

2.	We note your response to prior comment 7. Please address the following:

•

Tell us if your GDR calculations for 2022 and 2023 also include annualized revenue associated with the GfK Combination as if it occurred at the beginning of the applicable period. If so, please tell us how the calculation of your GDR metric for 2022 and 2023 would have been impacted if GfK annualized revenue were excluded for that period.

•	Show us how your calculation of the NDR metric for 2023 would have been impacted if GfK annualized revenue were excluded for that period.

•

Consider revising your description of NDR and GDR to clarify how you differentiate between clients acquired in the ordinary course of business from those acquired via acquisition for purposes of these calculations.

Response to Comment 2:

The Company acknowledges the Staff’s comments and advises the Staff that, as presented in the Second Amended Draft Registration Statement, GDR is calculated using Annualized Revenue that includes the revenue associated with GfK as if the GfK Combination had occurred at the beginning of the applicable reported periods. The Company believes that presenting these figures inclusive of the impact of the GfK Combination is most useful to investors to understand the performance of key components of the Company’s business and assess the financial trends of its business given the magnitude of the GfK Combination as compared to its other acquisition transactions and the transformative nature of the GfK Combination on the Company’s business.

As requested by the Staff, included below is the calculation of GDR as of December 31, 2023 and December 31, 2022, and the calculation of NDR as of December 31, 2023, in each case excluding Annualized Revenue related to GfK:

Division of Corporation Finance

Securities and Exchange Commission

May 30, 2025

	December 31, 2023	December 31, 2022
GDR for Intelligence Subscription Revenue (excluding GfK)	99%	99%
GDR for Intelligence Revenue (excluding GfK)	98%	98%

December 31, 2023
NDR for Intelligence Subscription Revenue (excluding GfK)	105%
NDR for Intelligence Revenue (excluding GfK)	104%

The Company further advises the Staff that GDR reflects only client losses and does not reflect client expansion or contraction, or revenue from new clients. NDR reflects only the positive impact within the same cohort of clients of selling additional products, cross-selling products and price increases, as well as the impact of clients who have returned after a short period during which they did not purchase our solutions. The calculation of NDR does not include the impact of revenue increases from acquiring new clients during the period.

In response to the Staff’s comment, the Company has revised the disclosure on pages 78 and 79 of the Second Amended Draft Registration Statement to clarify that the positive impact of higher revenue from all new clients, whether from the ordinary course of business or from those acquired through acquisitions, is excluded from the NDR and GDR calculations.

Note 2. – Notes to Unaudited Pro Forma Statements of Operations, page 90

3.	Please revise your footnotes to:

•	Quantify the pension expense reclassifications discussed (adjustment a).

•	Describe the nature of the intangible assets acquired and the useful lives associated with those assets (adjustment d).

•	Disclose the assumptions used in calculating the adjustments for incremental interest expense (adjustment h).

Response to Comment 3:

In response to the Staff’s comment, the Company has updated the respective footnotes to the Notes to Unaudited Pro Forma Statements of Operations on pages 97 and 98 of the Second Amended Draft Registration Statement to include the requested information.

Comparison of the Unaudited Pro Forma Results of Operations for the Years Ended December 31, 2023 and 2022, page 94

4.	Please revise the column headings in your tables on pages 94 and 95 to indicate (as you do on page 99) that the amounts for 2023 and 2022 are presented on a pro forma basis.

Division of Corporation Finance

Securities and Exchange Commission

May 30, 2025

Response to Comment 4:

In response to the Staff’s comment, the Company has updated the column headings on page 102 of the Second Amended Draft Registration Statement. Additionally, the Company has further clarified that all pro forma column headers are “Pro Forma for GfK”.

Organic Constant Currency Revenue and Organic Constant Currency Revenue Growth, page 98

5.

Please rename the term “Organic Constant Currency Revenue” so that it more accurately reflects the nature of the measure. One option may be Pro Forma Constant Currency Revenue. Organic growth metrics typically exclude the impact of acquisitions but by using pro forma revenues in the calculations for 2023 and 2022, your metric includes the impact of a material acquisition.

Response to Comment 5:

In response to the Staff’s comment, the Company has renamed the term “Organic Constant Currency Revenue” to “Organic Constant Currency Revenue, Including GfK” throughout the Second Amended Draft Registration Statement for periods in which GfK was not a consolidated subsidiary of the Company, as well as updated the definition of this term on page 113. The Company considers the GfK Combination to be a transformative transaction, compared to the Company’s other more ordinary course acquisition transactions. As a result, the Company believes that presenting Organic Constant Currency Revenue including GfK is important to investors, as it describes a more accurate representation of organic revenue growth for the Company’s current business.

Critical Accounting Estimates, page 116

6.	We note your response to prior comment 13. For each period presented, please tell us the amount of revenue recognized in connection with cooperation agreements.

Response to Comment 6:

The Company supplementally advises the Staff that revenue recognized in connection with cooperation agreements was $[***], $[***] and $[***], which is [***]%, [***]% and [***]% of total reported revenue for the years ended December 31, 2024, December 31, 2023 and December 31, 2022, respectively.

Legal Proceedings, page 149

7.

We note your disclosure in the risk factors regarding legal proceedings with Nielsen Media and Circana, LLC. Please tell us your consideration for including this disclosure under legal proceedings in the Business section. Refer to Item 103 of Regulation S-K.

Division of Corporation Finance

Securities and Exchange Commission

May 30, 2025

Response to Comment 7:

The Company advises the Staff that, while the legal matters involving Nielsen Media and Circana, LLC are not considered to be material to the Company and the Company believes that outcomes will not have a material impact on the Company or its financial results, they are examples of the types of litigation matters that the Company’s business is subject to and which the Company may become party to in the future, which could present the types of risks, including distraction of management time and attention, described in the risk factors.

Principal Shareholders, page 177

8.

We note your response to prior comment 15 that the voting and investment decisions with respect to securities held by the Advent Shareholder and NIM are made by an investment committee and executive board, respectively. Please identify the natural persons of each committee.

Response to Comment 8:

The Company advises the Staff that there are no natural persons who have or share beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the shares held by the Advent Shareholder or NIM. The Company understands from the Advent Shareholder and NIM that none of the natural persons who participate in voting or investment decisions on behalf of the Advent Shareholder or NIM, respectively, has the individual right to control (or block) voting or investment decisions on behalf of the Advent Shareholder or NIM, respectively, and, in each case, the group of natural persons who participate in such voting and investment decision-making with respect to the securities is three or more, as disclosed in the Second Amended Draft Registration Statement. Consistent with the Staff’s guidance in The Southland Corporation No-Action Letter (July 8, 1987), the Company believes that no natural person should be deemed to have or share beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the shares held by the Advent Shareholder or NIM. In accordance with Instruction 2 to Item 403 of Regulation S-K, because beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, the Company believes that no natural person is required to be identified as a beneficial owner of the securities held by the Advent Shareholder or NIM.

In addition, to the extent Item 507 of Regulation S-K applies to the disclosure in this section, the Company further respectfully directs the Staff to C&DI Question 140.02 (revised July 26, 2016) and former Question 240.04 (withdrawn July 26, 2016), which previously required disclosure of natural persons in similar circumstances but were revised (or withdrawn) to eliminate this requirement. Revised Question 140.02 calls for disclosure about any persons who have control over the selling entity; however, as discussed above, no natural persons have the individual right to control the Advent Shareholder or the NIM Shareholder.

Audited Financial Statements – 10. Debt, page F-30

9.

You disclose on page F-32 that under the Revolver your maximum borrowing capacity as of December 31, 2024 was $638.3 million. Please revise to also disclose your available borrowing capacity as of December 31, 2024 and the factors that contribute to differences between your maximum and available capacity.

Division of Corporation Finance

Securities and Exchange Commission

May 30, 2025

Response to Comment 9:

In response to the Staff’s comment, the Company has updated the disclosure on pages 125, F-32 and F-67 of the Second Amended Draft Registration Statement to include the Company’s available borrowing capacity as of December 31, 2024. The Company advises the Staff that the difference between the maximum and available Revolver borrowing capacity reflects outstanding borrowings against the Revolver.

* * * * *

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7063 or my colleague, Craig Marcus, at (617) 951-7802. Thank you in advance for your assistance.

Very truly yours,

/s/ Thomas Fraser

Thomas Fraser

Enclosures

cc:	James Peck, NIQ Global Intelligence Limited

John Blenke, NIQ Global Intelligence Limited

Craig Marcus, Ropes & Gray LLP

Richard Fenyes, Simpson Thacher & Bartlett LLP